REGULATION IN[redacted]

T-403 P.02/09 Job-485

94/03

03015397

SECURI[T] [IES AND EXCHANGE COMMISS]ION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 48510

APR 0 2 2003
183
WASH. D.C.
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ADVANTAGE TRADING GROUP INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1385 West State Road 434
(No. and Street)

Longwood FL 32750
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard L. Gobbe 407-774-3004
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sweeney Gates + Company
(Name — if individual, state last, first, middle name)

2418 East Commercial Blvd #302 Fort Lauderdale, FL 33308
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-00)

OATH OR AFFIRMATION

I, Richard L. Goble, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advantage Trading Group Inc, as of 12/31/, 19 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

DEANNA SINGLETON
MY COMMISSION # CC 952946
EXPIRES: July 4, 2004
Bonded Thru Notary Public Underwriters

Notary Public 3/31/03

Signature

President & CEO
Title

This report** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- x (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- x (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ADVANTAGE TRADING GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF
EMPIRE FINANCIAL HOLDING COMPANY)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002
AND REPORT OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

ADVANTAGE TRADING GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
FINANCIAL STATEMENTS
DECEMBER 31, 2002

TABLE OF CONTENTS

Sweeney, Gates & Co.
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Stockholder and Board of Directors
Advantage Trading Group, Inc.

We have audited the accompanying statement of financial condition of Advantage Trading Group, Inc., a wholly owned subsidiary of Empire Financial Holding Company, as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advantage Trading Group, Inc., a wholly owned subsidiary of Empire Financial Holding Company, as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

March 25, 2003, except for
Note 3 which is as of March 31, 2003

Sweeney, Gates & Co.

Coral Ridge Financial Center
2419 East Commercial Blvd., Suite 302, Fort Lauderdale, FL 33308
Telephone: (954) 202-9902 Facsimile: (954) 202-9903

ADVANTAGE TRADING GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 3,002,078
Deposits with clearing organizations	510,000
Receivables from customers	5,772,216
Receivables from broker dealers and clearing organizations	1,157,865
Due from related party	15,085
Securities purchased, not yet sold, at market value	22,000
Furniture and equipment, net of accumulated depreciation of $68,849	80,069
Other assets	105,272
	$ 10,664,585

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Cash overdraft	$ 1,092,139
Payable to customers	5,911,966
Accounts payable	112,628
Accrued expenses	466,525
Payable to broker dealers and clearing organizations	472,436
Due to parent and affiliated companies	1,353,653
Total liabilities	9,409,347
Stockholder's equity:	
Common stock, par value $10 per share; 1,000 shares authorized, issued and outstanding	10,000
Additional paid-in capital	2,324,106
Accumulated deficit	(1,078,868)
Total stockholder's equity	1,255,238
	$ 10,664,585

The accompanying notes are an integral part of these financial statements.

ADVANTAGE TRADING GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues:	
Order execution trading revenue, net	$ 3,553,468
Clearing fees	4,374,788
Other income	203,742
Interest income	108,999
	8,240,997
Expenses:	
Employee compensation and benefits	2,474,434
Clearing and execution costs	4,043,845
Order flow rebates	1,001,593
Communications and data processing	514,512
General and administrative	1,017,664
Occupancy	139,286
Advertising	31,007
	9,222,341
Net loss	$ (981,344)

The accompanying notes are an integral part of these financial statements.

ADVANTAGE TRADING GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common stock		Additional paid-in	Accumulated	
	Shares	Amount	capital	deficit	Total
Balance, January 1, 2002	1,000	$ 10,000	$ 278,156	$ 2,029,220	$2,317,376
Distribution to stockholders	-	-	(432,794)	-	(432,794)
Contibution to capital of undistributed retained earnings from S corporation termination on April 9, 2002	-	-	2,126,744	(2,126,744)	-
Contribution of capital	-	-	950,000	-	950,000
Distribution to be made to S corp stockholders	-	-	(598,000)	-	(598,000)
Net loss for the year ended December 31, 2002	-	-	-	(981,344)	(981,344)
Balance, December 31, 2002	1,000	$ 10,000	$2,324,106	$ (1,078,868)	$ 1,255,238

The accompanying notes are an integral part of these financial statements.

ADVANTAGE TRADING GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flow from operating activities:	
Net loss	$ (981,344)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	37,089
(Increase) decrease in operating assets:	
Receivables from customers	2,085,601
Receivables from broker dealers and clearing organizations	3,016,549
Deposits with clearing organizations	(100,000)
Due from related party	193,582
Securities purchased, not yet sold	(17,828)
Other assets	(7,419)
Increase (decrease) in operating liabilities:	
Short term bank loan	(1,032,000)
Cash overdraft	732,482
Payable to customers	(3,078,491)
Accounts payable	(466,553)
Accrued expenses	23,927
Payable to broker dealers and clearing organizations	356,284
Due to parent and affiliated companies	543,678
Total adjustments	2,286,901
Total cash provided by operating activities	1,305,557
Cash flow from investing activities:	
Purchase of equipment	(66,622)
Total cash used by investing activities	$ (66,622)

Continued

The accompanying notes are an integral part of these financial statements.

ADVANTAGE TRADING GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002 (continued)

Cash flow from financing activities:	
Investment from parent company	$ 950,000
Distribution to stockholders	(432,794)
Total cash provided by financing activities	517,206
Net increase in cash	1,756,141
Cash and cash equivalents, beginning of period	1,245,937
Cash and cash equivalents, end of period	$ 3,002,078
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 71

The accompanying notes are an integral part of these financial statements.

ADVANTAGE TRADING GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
NOTES TO FINANCIAL STATEMENTS

1. BUSINESS

Advantage Trading Group, Inc., was incorporated in Florida on July 24, 1995. On April 9, 2002, the Company merged, in a tax free transaction, with Empire Financial Holding Company (the "Parent"). The Company is a securities broker dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company acts as principal in providing order execution services for independent broker dealers. The Company also acts as a clearing broker for a related party, Empire Financial Group, Inc. ("Empire") and for other independent broker dealers. The Company's offices are located in Longwood, Florida.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Receivables from and payable to customers - Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables.

Securities owned and securities sold, not yet purchased – Securities owned, which are readily marketable, and securities sold, not yet purchased (short sales), are recorded at market value with unrealized gains and losses reflected in income. At December 31, 2002, the Company had securities owned of $22,000. At December 31, 2002, the Company did not have any securities sold, not yet purchased.

Furniture and equipment - Furniture and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of furniture and equipment is provided utilizing the accelerated method over the estimated useful lives of the related assets.

Impairment of long-lived assets - The Company evaluates the recoverability of its property and equipment and other assets in accordance with Statement of Financial Accounting Standards Board No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets or the business to which such assets relate. SFAS 144 excludes goodwill and intangible assets. When an asset exceeds its expected operating cash flow, it is considered to be impaired and is written down to fair value, which is determined based on either discounted future cash flows or appraised values. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 with early application encouraged. The Company adopted the statement for the year ending December 31, 2002. No impairments were recognized during the year ended December 31, 2002.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities transactions – Securities transactions and the related revenue and expenses are recorded on the trade date.

Order execution trading revenues, net - Order execution trading revenues, net, are generated from the difference between the price paid to buy securities and the amount received from the sale of securities. Volatility of stock prices, which can result in significant price fluctuations in short periods of time, may result in trading gains or losses. The Company generally acts as principal in these transactions and does not receive a fee or commission for providing order execution services.

Clearing fees – Clearing fees are fees for clearing services, which involve confirmation, receipt settlement custody and delivery of securities for Empire and other broker dealers.

Order flow rebates - Empire and other brokerages utilize the Company as a clearing agent. The Company executes the trades and then rebates back to the brokerage firm for whom they are clearing an agreed upon amount for each trade in exchange for the flow of orders.

Advertising – Advertising costs are expensed as incurred.

Income taxes – The Company, with the consent of its stockholder elected to be an "S" Corporation under the Internal Revenue Code until April 9, 2002, at which time the Parent completed its public offering. Until that date, all taxable income or loss flowed through to the stockholders. Accordingly, no income tax expense or liability is recorded in the accompanying financial statements to April 9, 2002.

After April 9, 2002, the Company accounts for income taxes according to Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred asset will not be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

Management estimates and assumptions - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value of financial instruments – The financial instruments of the Company are reported in the statement of financial condition at their carrying values, which approximate fair values.

3. MANAGEMENT'S PLAN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements, the Company incurred a net loss of $981,344 for the year ended December 31, 2002. In addition, another subsidiary of the Parent is the largest customer, creating an economic dependency. Further, disagreements among the Company's co-CEOs have affected the ability of the Company to operate efficiently.

On March 31, 2003, the Company filed a Form 8-K with the Securities and Exchange Commission outlining management's plan regarding the management and administration of the Parent and its subsidiaries (including the Company). Management's plan is to (a) designate separate Board committees to operate each of the Parent's wholly owned subsidiaries, including the Company, until a split of the companies is accomplished as described herein; and (b) enter into a definitive agreement intended to be consummated by June 30, 2003, that will call for, among other things: (1) the distribution of a pro rata portion of the common stock of the Company to holders of the Parent's common stock; (2) the registration of the Company's common stock with the Securities and Exchange Commission; (3) the resignation by one of the co-CEOs of all offices held in the Company, and the resignation by the other co-CEO of all offices held in the Parent and each of its wholly owned subsidiaries other than the Company; and (4) the dismissal of certain pending complaints, lawsuits or arbitration proceedings against the Parent or any of its current or former directors, officers, employees or agents. In addition, the definitive agreement will provide that within 90 days of the distribution of the Company's common stock, the co-CEOs will sell or exchange all shares held by each in the Parent and each of the other subsidiaries and in the Company with each other. Finally, management and the Board committees intend to take such actions as is necessary to reduce costs so that the Parent and its wholly owned subsidiaries will return to profitability. There is no assurance that these actions will be consummated or that the Company will achieve profitability.

The Company's continued existence is dependent upon its ability to implement the plan outlined above, and to achieve profitable operations. Because of the uncertainties described above, there is doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

4. RECEIVABLES FROM AND PAYABLE TO BROKER DEALERS AND CLEARING ORGANIZATIONS

Receivables from and payable to broker dealers and clearing organizations at December 31, 2002, consisted of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 62,198	$ 207,257
Deposits on securities borrowed	928,800	-
Payable to clearing organizations	-	139,874
Settlement payable	-	33,391
Order flow payable	-	40,416
Other amounts due from/to brokers and dealers	166,867	51,498
	$ 1,157,865	$ 472,436

Deposits on securities borrowed represent cash on deposit with other brokers and dealers relating to securities borrowed. If these deposits were not returned, the Company could sustain a loss if the market value of the securities borrowed declines.

5. PROPERTY AND EQUIPMENT

At December 31, 2002, property and equipment consisted of the following:

		Estimated useful lives
Computers	$ 140,490	3-5 years
Furniture and fixtures	8,428	5-7 years
	148,918	
Less accumulated depreciation	(68,849)	
	$ 80,069	

Depreciation expense charged to income in 2002 was $37,089.

6. SHORT-TERM BORROWINGS FROM BANK AND CASH OVERDRAFT

The Company maintains a line of credit totaling $25,000,000 with a commercial bank collateralized by customer margin account securities and Company owned securities. Borrowings under the line of credit bear interest at the bank's prime rate on commercial loans plus one percent (1%). Loan amounts are restricted to a percentage of the market value of the related customer margin accounts or firm collateral securities, as applicable. The line of credit does not expire, but is subject to termination at any time at the bank's discretion. The average interest rate on the line of credit was approximately five percent (5%) during the year ended December 31, 2002. At December 31, 2002, the Company did not utilize the line of credit.

Additionally, at December 31, 2002, the Company had cash overdrafts of approximately $1,092,139.

7. STOCKHOLDER'S EQUITY

On April 9, 2002, the Company merged in a tax-free reorganization with the Parent and became a wholly owned subsidiary. On that date, the stockholders contributed all retained earnings to April 9, 2002 in the amount of $2,126,744 to additional paid-in capital. During 2002, the Company distributed $432,794 to the stockholders for the payment of income taxes while the Company was an S corporation. The Company accrued estimated payments to the stockholders for income taxes for 2002 in the amount of $598,000. The Parent contributed $950,000 to additional paid-in capital in 2002.

8. INCOME TAXES

The Company was taxed as an S Corporation until April 9, 2002. Thereafter, the Company computes incomes taxes on a separate tax return basis.

The tax effects of temporary differences and carryforwards that give rise to significant portion of deferred tax assets and liabilities consist of the following:

Net operating losses	$406,000
Less valuation allowance	(406,000)
Net deferred tax asset	$ -

At December 31, 2002, the Company had available operating loss carryforwards for federal and state taxes of approximately $1,080,000 that could be applied against taxable income in subsequent years through 2022. The tax effect of the net operating loss is approximately $406,000.

A valuation allowance has been recorded due to the uncertainty of realizing the net deferred tax asset.

9. RELATED PARTY TRANSACTIONS

The Company and its broker-dealer, Empire, are related through common ownership. Under formal clearing agreements, the Company clears trades, confirms securities trades and processes securities movements, records transactions with customers in its accounts and collects commissions on behalf of Empire. In 2002, the Company retained a portion of the commissions as a clearing fee for its services. Total commissions generated by Empire for trades cleared by the Company were $3,041,155, of which $398,209 was charged to Empire as a clearing fee for the Company's services. At December 31, 2002, the Company had a receivable due from Empire of $47,535 for clearing fees.

During 2002, the Company paid approximately $31,000 in order flow rebates to Empire. At December 31, 2002, the Company had a payable due Empire of approximately $1,300 for order flow rebates.

Pursuant to a management agreement, during the year ended December 31, 2002, the Company paid the Parent management fees in the amount of $187,792. In addition to these management fees, invoices pertaining to goods or services for both the Company and Empire were paid by the Parent and the amount recorded as one-half due from each of the individual entities. The Company and Empire, in turn, paid the Parent for these amounts. At December 31, 2002, the Company owed the Parent $722,537 and Empire $80,651.

In November 1999, the Company entered into a lease agreement for operating facilities with a corporation owned by the two co-CEOs of the Parent. The lease contains escalating rental payments and expires in May 2009. Rental expense is reflected on a straight-line basis over the term of the lease. During the year ended December 31, 2002, the Company recorded $139,286 as rental expense to the corporation owned by the officers.

During the year ended December 31, 2002, the Company overpaid rent to a corporation owned by the co-CEOs in the amount of $12,834. This amount is reflected as prepaid rent and will offset rent payments in 2003.

9. RELATED PARTY TRANSACTIONS (Continued)

At December 31, 2002, future minimum annual lease payments, all of which relate to the operating facilities lease, were:

2003	$ 131,934
2004	138,531
2005	145,459
2006	152,730
2007	160,363
Thereafter	239,962
	$ 968,979

10. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"), and the requirements of the securities exchanges of which it is a member. The Rule requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that net capital be equal to the greater of $250,000 or two percent (2%) of aggregate debit items computed in applying the formula for determination of reserve requirements. At December 31, 2002, the Company had net capital of $1,016,944, which was approximately twelve percent (12%) of aggregate debit balances of $8,174,087. At December 31, 2002, the Company had $766,944 in excess of required net capital.

The Company is also subject to Rule 15c3-3 under the Securities Exchange Act of 1934 which specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. Amounts to be maintained, if required, are computed in accordance with a formula defined in the Rule. At December 31, 2002, the Company did not have a reserve requirement, however, the Company had $442,360 deposited in the account.

In the normal course of business, the Company purchases and sells securities as principal for its own account and on behalf of its customers. If either the customer or a broker dealer fails to perform, the Company could be required to discharge the obligations of the non-performing party. In these circumstances, the Company could sustain a loss of the market value if the security contract is different from the contract value of the transaction.

11. OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT (Continued)

In addition, the Company may sell securities it does not own and will, therefore, be obligated to purchase such securities at a future date and may incur a loss if the market value of the securities increases subsequent to the date of sale. At December 31, 2002, the Company had sold no securities that it did not own.

In the normal course of business, the Company's customer clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors margin levels daily and requires the customer to deposit additional collateral pursuant to such guidelines or to reduce positions.

SCHEDULE I
ADVANTAGE TRADING GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
COMPUTATION AND RECONCILIATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL:

	Unaudited Focus Report filing as filed	Audit Adjustments	Audited Financial Statements
Total stockholder's equity	$ 2,711,710	$ (791,825)	$ 1,255,238
Deduct:			
Non-allowable assets:			
Partly secured accounts	1,303	-	1,303
Furniture and equipment	75,615	4,454	80,069
Securities owned but not readily marketable	22,000	-	22,000
Receivable from related parties	175,355	(93,623)	15,085
Aged fail-to-deliver	14,565	-	14,565
Other assets	42,522	62,750	105,272
Total non-allowable assets	331,360	(26,419)	238,294
Net capital before haircuts on securities positions	2,380,350	-	1,016,944
Less haircuts on securities positions	-	-	-
Net capital	$ 2,380,350	$ -	$ 1,016,944

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENTS:

2% aggregate debit items (or $250,000 if greater) as shown in formula for reserve requirements pursuant to rule 15c3-3 prepared as of date of net capital Computation	$ 250,000	$ -	$ 250,000
Excess net capital	$ 2,130,350	$ -	$ 766,944
Percent of net capital to aggregate debit items	29%		12%

The difference between the computation of net capital of net capital per the Company's, unaudited FOCUS Report filing, as filed, dated January 24, 2003, and the computation according to these financial statements consists primarily of audit adjustments for stockholder distributions and accruals.

SCHEDULE II
ADVANTAGE TRADING GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Credit balances:	
Free credit balances and other credit balances in customers' security accounts	$ 5,911,966
Monies borrowed collateralized by securities carried in the accounts of customers	-
Customers' securities failed to receive	207,257
Bank overdraft	1,092,139
Other	140,084
Total credits items	$ 7,351,446
Debit balances:	
Debit balances in customers' cash and margin accounts excluding unsecured Accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	$5,767,331
Securities borrowed to effectuate short sales by customers and securities borrowed to to make delivery on customers' failed to deliver	928,800
Margin required and/or deposit with the Options Clearing for all option contracts written or purchased in customer accounts	1,362,378
Failed to deliver of customer securities not older that 30 calendar days	56,582
Other	58,996
Aggregate debit items	8,174,087
less 3% of aggregate debit items	(245,222)
Total debit items	$ 7,928,865
Reserve computations:	
Excess of total debits over total credits	$ 577,419
Required deposit	$ -
Amount held on deposit in reserve bank account	$ 442,360

There are no material differences between the computation for determination of the reserve requirements included in these financial statements and the computation included in the Company's, unaudited FOCUS Report filing dated January 24, 2003.

SCHEDULE III
ADVANTAGE TRADING GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date), but for which the required action was not taken by respondent within the timeframes specified under rule 15c3-3	$ -
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$ -

Sweeney, Gates & Co.
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder and Board of Directors
of Advantage Trading Group, inc.

In planning and performing our audit of the financial statements and supplemental schedules of Advantage Trading Group, Inc., a wholly owned subsidiary of Empire Financial Holding Company, for the year ended December 31, 2002, we considered its internal control structure, including control activities for safeguarding customer and firm assets, including securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Advantage Trading Group, Inc., including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Coral Ridge Financial Center
2419 East Commercial Blvd., Suite 302, Fort Lauderdale, FL 33308
Telephone: (954) 202-9902 Facsimile: (954) 202-9903

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets, including securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Advantage Trading Group Inc.'s practices and procedures were adequate to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Sweeney, Gates & Co.

March 25, 2003